SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 December 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Acceptance of offer for IC Paris - LE Grand

Exhibit No: 99.1

IHG ANNOUNCES ACCEPTANCE OF OFFER FOR
INTERCONTINENTAL PARIS - LE GRAND FOR €330m

December 8 2014- InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that it has accepted the offer from Constellation Hotels France Grand SA, an affiliate of Constellation Hotels Holding Limited, to acquire InterContinental Paris - Le Grand for €330 million ($406 million1).  The terms of the transaction are unchanged from those announced on 7 August 2014.

IHG's acceptance of the offer follows the conclusion of the information and consultation period with the relevant hotel employees' representatives, and the execution of definitive legal documentation.

The transaction is expected to complete by the end of the first quarter of 2015, subject to the satisfaction of certain standard conditions.  The proceeds will be used for general corporate purposes.

For further information please contact:

Investor Relations (David Kellett):                              +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird):          +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit:www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

1$ equivalents have been converted at current exchange rates with final $ amounts dependent on the exchange rate on the date of completion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 December 2014